KW 3/22

BB

11021173

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 15 2011 WASH, D.C. 211

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67576

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Drexel Hamilton, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

NOTARIAL SEAL DANITA R EGGLESTON Notary Public PHILADELPHIA CITY, PHILADELPHIA CNTY My Commission Expires Aug 26, 2012

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Market Street, Suite 1460
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony T. Chiaverelli — (215) 988-9888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/29

OATH OR AFFIRMATION

I, Cauldon D. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drexel Hamilton, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
DANITA R EGGLESTON
Notary Public
PHILADELPHIA CTY, PHILADELPHIA CNTY
My Commission Expires Aug 26, 2012

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

NOTARIZING SIGNATURE ONLY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Drexel Hamilton, LLC

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (a limited liability company) (the ***"Company"***) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drexel Hamilton, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on Pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
March 14, 2011

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$ 16,585
Receivable from clearing organizations	950,917
Marketable securities owned, at fair value	94,517
Commissions receivable	37,503
Prepaid expenses and other	33,048
Due from member	53,659
Property and equipment, net	24,271
Total assets	$1,210,500

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 195,009
Loan payable, member	751,968
Total liabilities	946,977
MEMBER'S EQUITY	263,523
Total liabilities and member's equity	$1,210,500

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2010

REVENUE	
Commissions	$ 413,903
Other	2,359
Total revenue	416,262
EXPENSES	
Salary and salary-related expenses	378,874
Communication and data processing	148,618
Rent and occupancy	120,071
Professional fees	79,525
Commission and clearing	95,141
Regulatory fees	25,205
Interest expense	3,224
Other expenses	31,040
Total expenses	881,698
NET LOSS	$(465,436)

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2010

BALANCE, January 1, 2010	$ 146,959
Capital contributions	582,000
Net loss	(465,436)
BALANCE, December 31, 2010	$ 263,523

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (465,436)
Adjustments to reconcile net loss to net cash used for operating activities	
(Increase) decrease in	
Prepaid expenses and other	(12,204)
Receivable from clearing organizations	(892,463)
Commissions receivable	(37,370)
Marketable securities owned	2,451
Increase (decrease) in	
Accounts payable and accrued expenses	167,415
Net cash used for operating activities	(1,237,607)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, fixtures and equipment	(12,370)
Net repayments of member receivable	2,116
Net cash used for investing activities	(10,254)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from member	582,000
Proceeds from member loan	655,000
Net cash provided by financing activities	1,237,000
Net decrease in cash	(10,861)
CASH	
Beginning of year	27,446
End of year	$ 16,585
NON-CASH INVESTING AND FINANCING ACTIVITIES	
Marketable securities received under member loan	$ 96,968
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 3,224

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the ***"Company"***), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the ***"SEC"***) and licensed by the Financial Industry Regulatory Authority (***"FINRA"***). The Company is owned by Drexel Hamilton Financial, LLC, the managing member. The Company is engaged in a single line of business as a securities broker-dealer. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. The Company was formed in Pennsylvania on December 13, 2006. The Company's registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Revenue Recognition

Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Fair Value Measurements of Assets and Liabilities

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by accounting standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted market prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Observable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 years

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a limited liability company and a wholly-owned subsidiary of Drexel Hamilton Financial, LLC, which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2010, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Property and equipment	$32,691
Less: accumulated depreciation	8,420
Property and equipment, net	$24,271

(3) FAIR VALUE MEASUREMENTS OF ASSETS AND LIABILITIES

The following table presents the Company's fair value hierarchy, as described in Note 1, for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable debt securities owned	$94,517	$ -	$ -	$94,517

(4) RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, Drexel Hamilton Financial, LLC, the Company's sole member, made capital contributions to the Company amounting to $582,000. In addition, the Company had a non-interest bearing demand loan payable to Drexel Hamilton Financial, LLC in the amount of $751,968 at December 31, 2010. The Company has a receivable from Drexel Hamilton Financial, LLC of $53,659 at December 31, 2010.

(5) COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

Leases

The Company leases office space in Philadelphia, Pennsylvania, and New York, New York, under two separate lease agreements expiring January 31, 2012 and November 30, 2011, respectively. Future minimum payments under these leases are $123,446 in 2011 and $5,404 in 2012. Rent expense for the year ended December 31, 2010 was $87,607.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $142,804 which was $79,672 in excess of its required net capital of $63,132.

(7) SUBSEQUENT EVENTS

In May 2009, the FASB established standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We have adopted the provisions of this new authoritative guidance, which became effective for interim and annual reporting periods ending after June 15, 2009. Subsequent events have been evaluated through the date and time the financial statements were issued on March 14, 2011. Except as described below, no material subsequent events have occurred since December 31, 2010 that required recognition or disclosure in our current period financial statements.

Subsequent to year-end, the Company was approved by FINRA to underwrite new issue securities. This increases the Company's minimum net capital requirement from the greater of $5,000 or 6-2/3% of aggregate indebtedness to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

Also subsequent to year-end, the Company converted $603,000 of its loan payable to member into loans subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement under SEC Rule 15c3-1 and FINRA Rule 4110(e)(1) (***"Subordinated Loans"***). The conversion of these loans provides the beneficial treatment of including them as capital in the regulatory net capital computation.

SUPPLEMENTARY INFORMATION

DREXEL HAMILTON, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Member's equity	$263,523
Non-allowable assets	
Due from member	53,659
Property and equipment	24,271
Prepaid expenses and other	33,048
Commissions receivable	3,597
Total non-allowable assets	114,575
Haircuts on securities owned:	
Debt securities	6,144
Net capital	142,804
Minimum capital required per Rule 15c3-1(a)(2)(iii)	63,132
Excess net capital	$ 79,672

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

OTHER INFORMATION

December 31, 2010

1. **Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC**
   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. **Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC**
   The Company is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Drexel Hamilton, LLC

In planning and performing our audit of the financial statements of Drexel Hamilton, LLC (the ***"Company"***), as of and for the year ended December 31, 2010, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the ***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining the physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control, that existed during the year, that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Drexel Hamilton, LLC as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated March 14, 2011. Furthermore, the Company's management took appropriate action to address the significant deficiencies identified and corrected these items prior to year-end.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
March 14, 2011

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Drexel Hamilton, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (***"SIPC"***) for the year ended December 31, 2010, which were agreed to by Drexel Hamilton, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Drexel Hamilton, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Drexel Hamilton, LLC's management is responsible for Drexel Hamilton, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited statement of operations for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting that the Company did not include its overpayment of $150 from 2009 applied to its SIPC-6 assessment. The Company paid interest of $17 with its SIPC-7 related to this omission. The net effect is an overpayment carryforward of $167.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
March 14, 2011

DREXEL HAMILTON, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2010

General assessment		$ 1,016
Less:		
Prior year overpayment	$ 150	
Payments made:		
SIPC-6:	-	
SIPC-7: March 7, 2011	1,033	
		1,183
Total assessment balance due		$ (167)
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$413,903
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		7,578
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above		
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)		
Total deductions		7,578
SIPC net operating revenues		$406,325
General assessment @ .0025		$ 1,016

DREXEL HAMILTON, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2010

DREXEL HAMILTON, LLC

CONTENTS